SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended June 30, 2010

Commission file number: 33-60032

Buckeye Retirement Plan

Buckeye Technologies Inc.
1001 Tillman Street, Memphis, TN 38112
901-320-8100

Plan Number 002

Internal Revenue Service — Employer Identification No. 62-1518973

June 30, 2010 and 2009

BUCKEYE RETIREMENT PLAN

FINANCIAL STATEMENTS

June 30, 2010 and 2009

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                         1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits                                  2

Statement of Changes in Net Assets Available for Plan Benefits                           3

Notes to the Financial Statements                                                                                                                                                      4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for plan benefits of the Buckeye Retirement Plan (the Plan) as of June 30, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended June 30, 2010 in conformity with U.S. GAAP.

Watkins Uiberall, PLLC

Memphis, Tennessee
December 29, 2010

BUCKEYE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

June 30, 2010 and 2009

Assets

	2010	2009

Investments, at Fair Value
Participant-directed investments	$137,448,881	$104,879,807

Contribution Receivables
Employer	6,496,665	6,615,133
Due from broker for unsettled trades	333,728	28,879
Total receivables	6,830,393	6,644,012

Loans to participants	892,129	767,968

Net assets available for plan benefits	$145,171,403	$112,291,787

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended June 30, 2010

Additions to Net Assets Attributed to:
Investment Income
Net appreciation in fair value of investments	$27,229,522
Interest and dividends	1,860,124
Participant loan interest	43,263
Contributions
Participant	4,747,198
Employer	7,666,686
Total additions	41,546,793

Deductions from Net Assets Attributed to:
Benefits paid to participants	8,652,477
Deemed distributions of participant loans	4,012
Administrative expenses	10,688
Total deductions	8,667,177

Net increase	32,879,616

Net Assets Available for Plan Benefits:
Beginning of the year	112,291,787

End of the year	$145,171,403

BUCKEYE RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2010

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Buckeye Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees, as defined by the Plan, of Buckeye Technologies Inc. and its wholly owned subsidiaries (the Company).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provides for participant and employer contributions.  An employee is eligible to make employee deferral contributions to the Plan upon employment.  Participants may contribute 1% to 100% of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Code limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company’s contributions to the Plan are discretionary and are determined by the Company’s management.  A participant is eligible to share in the allocation of Company matching contributions upon employment.  Currently, the Company’s matching contribution to the Plan is 50% of each eligible participant’s applicable contributions, with a maximum matching contribution not to exceed either $2,000 or 2% of the participant’s annual compensation, as defined by the Plan.  A participant is eligible to receive Company foundation contributions if he or she has completed 12 months of service. Company foundation contributions are calculated based on a participant’s annual compensation and total number of service years, as defined by the Plan.  Currently, the minimum annual Company foundation contribution for each participant is 1.5% of eligible compensation, with a maximum foundation contribution not to exceed 11% of eligible compensation.

Participant Accounts

Each participant's account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on a participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants direct the allocation of their investments among the options provided by the Plan through Fidelity Management Trust Company.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company matching portion of their accounts is based on years of service using the elapsed time method as follows:

Years of Service                                           Percentage
        1                                           20%
        2                                           40%
        3                                           60%
        4                                           80%
        5                                          100%

Vesting in the Company foundation portion of participant accounts is based on years of service as follows:
Years of Service                                           Percentage
0-2                                              0%
        3                                            100%

Forfeitures

If an employee terminates before his or her matching and non-elective contribution accounts have become fully vested, such portions are forfeited.  Participant forfeitures are first used to pay Plan expenses for the Plan year in which the forfeitures are to be allocated.  The remaining forfeitures are used to reduce any employer contribution.  For the year ending June 30, 2010, forfeitures totaled $17,555.

Payment of Benefits

On termination of service or retirement, the participant may elect to receive one lump-sum cash payment equal to the vested interest in his or her account, equal installment payments over a period of less than ten years, or some combination thereof.  However, if the total vested benefit for all accounts is less than $1,000, the participant will receive one lump-sum cash payment equal to the vested interest in his or her account.  Normal retirement age is 65.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or their deferral contributions account balance, if less, up to a maximum equal to the lesser of their deferral contributions account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear interest rates which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Death and Disability Benefits

Upon death or total and permanent disability prior to termination or retirement, the participant account becomes 100 percent vested, regardless of service years.  Depending on the recipient of the distribution and the source of the funds being distributed, as defined by the Plan, the participant (or beneficiary) receives a single lump-sum distribution or annuity payments of 100% of the account balance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the plan are prepared using the accrual basis of accounting.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of investment income, realized gains and (losses), and the unrealized appreciation (depreciation) on those investments.

The Plan’s investments are stated at fair market value, as defined by the Fair Value Measurement Topic of the Financial Accounting Standards Board Accounting Standards Codification.  See Note 6 for disclosure regarding fair value measurement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Benefits are recorded when paid.

The Plan sponsor pays certain administrative expenses.

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts and Plan assets will be used solely to provide benefits for participants.

NOTE 4 – TAX STATUS

The Internal Revenue Service issued a determination letter dated November 5, 2002 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and tax-exempt as of the financial statement date.

NOTE 5 – INVESTMENTS

The following table presents the fair values of investments.  Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

Fair Value of Investments at June 30:

	2010	2009
Buckeye Technologies Inc. Common Stock	$22,543,494	$15,146,661
Fidelity Retirement Money Market Portfolio	14,995,671	12,606,223
Mutual Funds:
Fidelity Diversified International Fund	9,861,871	8,745,511
Fidelity Spartan U.S. Equity Index Fund	16,729,421	14,595,489
Neuberger Berman Genesis Fund	19,722,359	14,683,730
Davis New York Venture Fund, Inc.	14,286,592	12,634,693
PIMCO Total Return Institutional Fund	8,830,881	4,405,510
Others (below 5% threshold)	30,478,592	22,061,990
	$137,448,881	$104,879,807

During the 2010 Plan year, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$ 9,438,592
Buckeye Technologies Inc. common stock	17,790,930
$ 27,229,522

NOTE 6 – FAIR VALUE MEASUREMENTS

The Fair Value Measurement Topic of the Financial Accounting Standards Board Accounting Standards Codification establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under the Fair Value Measurement Topic are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at June 30, 2010.

Mutual funds and common stock: Valued at the net asset value of shares held by the Plan at year end.

Money market funds: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2010 and 2009:

	June 30, 2010
	Level 1	Level 2	Level 3	Total
Money market funds	$-	$14,995,671	$-	$14,995,671
Mutual Funds
Foreign large blend	9,861,871	-	-	9,861,871
Large blend	31,016,013	-	-	31,016,013
Small blend	19,722,359	-	-	19,722,359
Intermediate term bond	8,830,881	-	-	8,830,881
Other (below 5% threshold)	30,478,592	-	-	30,478,592
Total mutual funds	99,909,716	-	-	99,909,716
Common Stock
Consumer goods	22,543,494	-	-	22,543,494

Total assets at fair value	$122,453,210	$14,995,671	$-	$137,448,881

	June 30, 2009
	Level 1	Level 2	Level 3	Total

Money market funds	$ -	$ 12,606,223	$ -	$ 12,606,223
Mutual Funds
Foreign large blend	8,745,511	-	-	8,745,511
Moderate allocation	5,606,916	-	-	5,606,916
Large blend	27,230,182	-	-	27,230,182
Small blend	14,683,730	-	-	14,683,730
Other (below 5% threshold)	20,860,584	-	-	20,860,584
Total mutual funds	77,126,923	-	-	77,126,923
Common Stock
Consumer goods	15,146,661	-	-	15,146,661

Total assets at fair value	$ 92,273,584	$ 12,606,223	$ -	$104,879,807

	June 30, 2009

	Level 1	Level 2	Level 3	Total

Money market funds	$-	$12,606,223	$-	$12,606,223
Mutual Funds
Foreign large blend	8,745,511	-	-	8,745,511
Moderate allocation	5,606,916	-	-	5,606,916
Large blend	27,230,182	-	-	27,230,182
Small blend	14,683,730	-	-	14,683,730
Other (below 5% threshold)	20,860,584	-	-	20,860,584
Total mutual funds	77,126,923	-	-	77,126,923
Common Stock
Consumer goods	15,146,661	-	-	15,146,661

Total assets at fair value	$92,273,584	$12,606,223	$-	$104,879,807

NOTE 7 – PARTY-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc.  Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc., is the trustee as defined by the Plan and, therefore, these investment transactions qualify as party-in-interest transactions.  The Plan also invests in the common stock of the Company.

Plan expenses that are paid directly by the Company also qualify as party-in-interest transactions.

NOTE 8 – SEPARATED PARTICIPANTS

At June 30, 2010, the Plan’s assets included $8,925,586 of benefits allocated to participant accounts of former employees of the Company.

NOTE 9 – CONCENTRATION OF MARKET RISK

The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock.  This investment approximates 16% of the Plan’s net assets available for plan benefits as of June 30, 2010.  As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets available for plan benefits.

NOTE 10 – CHANGES TO THE PLAN

As of July 1, 2009, the hours of service method was replaced by the elapsed time method used in determining employees’ eligibility to participate in the Plan and participants’ vesting percentages in Company contributions.
NOTE 11 – RECLASSIFICATIONS

Certain items in the financial statements for 2009 have been reclassified to conform with the current year presentation.  Such reclassification had no effect on the change in net assets available for plan benefits.

NOTE 12 – SUBSEQUENT EVENTS

As required by the Subsequent Events Topic of the FASB Accounting Standards Codification, the Plan evaluated its June 30, 2010 financial statements for subsequent events through December 29, 2010, the date the financial statements were issued.  The Plan is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:           /s/ Steven G. Dean
Steven G. Dean, Sr. Vice President and Chief Financial Officer

Date: December 29, 2010